UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 3, 2020

(Date of earliest event reported)

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

370 Amapola Ave., Suite 200A

Torrance, California 90501

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

370 Amapola Ave., Suite 200A

Torrance, California 90501

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

Item 4.01.  Changes in Registrant’s Certifying Accountant.

On February 3, 2020, the Board of Directors (the “Board”) of Cannabinoid Biosciences, Inc. (the “Company”) approved the engagement of DylanFloyd Accounting & Consulting (“DylanFloyd”) as the Company’s new independent registered public accounting firm for the year ending December 31, 2019 and other reviews related to the Company’s plan to file Form S-1 later this quarter.  The change became effective upon DylanFloyd’s completion of its standard client acceptance process and execution of attached engagement letter.

Item 9.01.  Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
99.1	Letter of DylanFloyd Accounting & Consulting dated February 3, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on February 7, 2020

Cannabinoid Biosciences, Inc.

By:	/s/ Frank I Igwealor
Name: Frank I Igwealor, CPA, CMA, JD, MBA
Title: Sr. Vice President and Chief Financial Officer